Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Three and Six Months Ended June 30, 2006 and 2005

(Amounts in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Basic - assumes no dilution:
Net income for the period	$27,500	$33,507	$50,746	$60,155
Weighted average number of common shares outstanding during the period	42,999	42,886	42,993	42,876

Net income per share – basic	$0.64	$0.78	$1.18	$1.40

Diluted - assumes full dilution:
Net income for the period	$27,500	$33,507	$50,746	$60,155
Interest expense, net of tax, on dilutive Senior Convertible Notes	272	685	949	1,369

Adjusted net income for the period	$27,772	$34,192	$51,695	$61,524

Weighted average number of common shares outstanding during the period	42,999	42,886	42,993	42,876
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	59	84	100	101
Common stock units related to Deferred Equity Compensation Plan for Directors	214	184	214	184
Common stock units related to Deferred Compensation Plan for Employees	148	146	148	146
Restricted common stock units related to Incentive Compensation Plan	254	189	254	119
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	1,576	4,343	2,823	4,343

Total common and common equivalent shares adjusted to calculate diluted earnings per share	45,250	47,832	46,532	47,769

Net income per share – diluted	$0.61	$0.72	$1.11	$1.29